Exhibit 3.1

CERTIFICATE OF FORMATION

OF

ASPEN DIVERSIFIED FUND LLC

FIRST:	The name of the limited liability company is Aspen Diversified Fund LLC (the “Company”).

SECOND:
The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801 in the county of New Castle. The name of the Company’s registered agent is The Corporation Trust Company.

THIRD:
The debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company; and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manger of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Aspen Diversified Fund LLC this 7th day of April, 2005.

By:	/s/ Jeremy L. Standrod
Jeremy L. Standrod, Authorized Person

Exhibit 3.1